 <DOCUMENT>
<TYPE> EX-12
<TEXT>
<HTML>

                                                                                  Exhibit 12

UAL Corporation and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31

	2001	2000
	(In Millions)
Earnings:

Earnings (loss) before income taxes	$ (489)	$ 177
Fixed charges, from below	230	247
Undistributed losses of affiliates	9	3
Interest capitalized	(22)	(20)

Earnings (loss)	$ (272)	$ 407

Fixed charges:

Interest expense	$ 129	$ 98
Portion of rental expense representative
of the interest factor	101	149

Fixed charges	$ 230	$ 247

Ratio of earnings to fixed charges	(a)	1.65

___________

(a) Earnings were inadequate to cover fixed charges by $502 million in 2001.

</HTML>
</TEXT>
</DOCUMENT>